CORRIENTE RESOURCES INC.

Notice of Annual General Meeting

and Information Circular

Date & Time:	Thursday, May 28, 2009 at 10:00 a.m.

Place:	Offices of Bull, Housser & Tupper LLP
Evergreen/Fir Boardroom
Suite 3000 – 1055 West Georgia Street
Vancouver, British Columbia

CORRIENTE RESOURCES INC.
(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, May 28, 2009 at 10:00 a.m., for the following purposes:

1.	To receive the audited financial statements of the Company for the fiscal year ended December 31, 2008 and the report of the auditors thereon;

2.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

3.	To elect directors of the Company for the ensuing year;

4.	To consider and, if deemed appropriate, renew the Company’s stock option plan for a further three years by approving the unallocated options to purchase shares;

5.	To consider and, if deemed appropriate, approve the extension of the term of outstanding stock options to purchase an aggregate of 385,000 common shares; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     Only shareholders of record at the close of business on April 21, 2009 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

     Registered shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy, or to complete the Proxy by telephone or the internet, in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

     DATED at Vancouver, British Columbia this 21st day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Darryl F. Jones
Darryl F. Jones
Corporate Secretary

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CORRIENTE RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

(AS AT APRIL 21, 2009, UNLESS OTHERWISE INDICATED)

INFORMATION FOR UNITED STATES SHAREHOLDERS

Corriente Resources Inc. (“Corriente” or the “Company”) is a Canadian corporation and the solicitation of proxies for the meeting is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934 (the “1934 Act”). Accordingly, the solicitation contemplated in this Information Circular is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Unless otherwise specificied, all dollar amounts in this Information Circular are in Canadian dollars.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Annual General Meeting (the “Meeting”) of Corriente will be held at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 at 10:00 a.m. (Vancouver time) on Thursday, May 28, 2009.

Record Date

The record date for the determination of Corriente Shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 21, 2009. Any Corriente Shareholder of record at the close of business on April 21, 2009 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her common shares voted at the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Corriente for use at the Meeting of Corriente Shareholders to be held on Thursday, May 28, 2009 (and any adjournment thereof) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Corriente. All costs of solicitation will be borne by Corriente.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Corriente or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, Corriente (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under “Information for Non-Registered (Beneficial) Owners of Common Shares”.)

Information for Non-Registered (Beneficial) Owners of Common Shares

The common shares owned by many Corriente Shareholders are not registered on the records of Corriente in the beneficial shareholders’ own names. Rather, such common shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”). Corriente Shareholders who do not hold their common shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to Corriente are referred to as non-objecting beneficial owners (“NOBOs”). Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”).

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), Corriente has elected to seek voting instructions directly from NOBOs. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting materials to each OBO, unless the OBO has waived the right to receive them.

Meeting materials sent to non-registered owners who have not waived the right to receive Meeting materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by Corriente or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the common shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

Appointment, Deposit and Revocation of Proxies

The individuals named as appointed proxyholders in the accompanying form of proxy are the Chief Executive Officer and the Chief Financial Officer of the Company.

A Corriente Shareholder wishing to appoint some other person (who need not be a Corriente Shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names or by completing another form of proxy.

To be valid, a proxy must be in writing and executed by the Corriente Shareholder or its attorney authorized in writing, unless the Corriente Shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A Corriente Shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and returning it to Computershare Trust Company of Canada in the manner and so as to arrive as described above; or (b) by depositing an instrument in writing executed by the Corriente Shareholder or by his/her attorney authorized in writing: (i) at the registered office of the Company, Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting; or (c) in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The persons named in the accompanying form of proxy will vote shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Corriente Shareholder appointing them. If the Corriente Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such specification, such shares will be voted in favour of the matters to be acted upon as set out herein. The accompanying form of proxy confers discretionary authority on the person appointed proxyholder hereunder with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matter or business. At the time of printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As at April 21, 2009, Corriente has issued and outstanding 75,302,393 fully paid and non-assessable common shares, each share carrying the right to one vote. Corriente has no other classes of voting securities.

To the knowledge of the directors and executive officers of Corriente, as at April 21, 2009, no person or company beneficially owns or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of Corriente except for Mr. David T. Lu of Riverside, Connecticut, who has filed reports indicating that he owns 8,235,819 shares (or 10.9% of Corriente’s outstanding shares), directly and indirectly through Hedgehog Capital LLC and Hold River LLC.

BUSINESS OF THE MEETING

Appointment of Auditors

The management of Corriente will recommend to Corriente Shareholders at the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors of Corriente, to hold office until the next Annual General Meeting of Corriente Shareholders, and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of Corriente since 1994.

Election of Directors

The Board of Directors presently consists of six directors and for the coming year, the Board proposes to maintain the number of directors at six.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the appointed proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next Annual General Meeting of Corriente or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Corriente, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province and the country in which each is ordinarily resident, all offices of Corriente now held by each of them, their principal occupations, the period of time for which each has been a director of Corriente, and the number of common shares of Corriente beneficially owned or controlled or directed, directly or indirectly, by each as at the date hereof.

Name, Position and Province and Country of Residence(1)(2)	Principal Occupation or Employment for the Past Five Years(1)	Director of Corriente Since	No. of Shares(1)
RICHARD P. CLARK (3)(4)(5) Director, Resident of BC, Canada	President and Chief Executive Officer, Red Back Mining Inc.	July 30, 1996	70,500
ANTHONY F. HOLLER (4)(5) Director & Non-executive Chairman, Resident of BC, Canada	Non-executive Chairman of Corriente since May 2006; Chief Executive Officer of ID Biomedical Corporation, 1988 to December 2005	September 10, 2003	1,392,200
G. ROSS MCDONALD (3)(5) Director, Resident of BC, Canada	Chartered Accountant in public practice with Smythe Radcliffe Chartered Accountants, Vancouver, BC	January 7, 2004	70,000
DALE C. PENIUK (3) Director, Resident of BC, Canada	Chartered Accountant, Self-employed financial consultant, March 2006 to present; Assurance Partner, KPMG LLP Chartered Accountants, 1996 to February 2006	September 8, 2006	1,000
KENNETH R. SHANNON Director & Chief Executive Officer, Resident of BC, Canada	President and Chief Executive Officer of Corriente; geologist and mining consultant	January 8, 1992	1,605,062
DAVID G. UNRUH (3)(4)(5) Director, Resident of BC, Canada	Retired since June 2005. Non- executive Vice Chair of Westcoast Energy Inc. and Union Gas Limited, April 2003 to June 2005; Director of Ontario Power Generation Inc. since November 2004. Director of Union Gas Limited since January 1, 1998. Director of Pacific Northern Gas Ltd. since March 21, 2002	January 4, 2006	10,000

NOTES:

(1)

The information as to province and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of Corriente and has been furnished by the respective nominees.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of Corriente acting solely in such capacity.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Corporate Governance and Nominating Committee.

None of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Renewal of Incentive Stock Option Plan

Shareholders’ Resolution Required for Renewal of the Option Plan

Corriente has in place an Incentive Stock Option Plan amended and restated as of April 18, 2006 (the “Option Plan”) for directors, officers, employees, and consultants to Corriente and its subsidiaries. The maximum aggregate number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of Corriente is that number which is equal to 10% of the number of shares outstanding immediately prior to the grant of any particular option. This type of option plan is referred to as an “evergreen plan”. The rules of the Toronto Stock Exchange (the “TSX”) provide that a listed issuer having in place an evergreen plan must obtain shareholder approval within three years after the institution of the plan and every three years thereafter in order to continue to grant awards under it.

It having been three years since the 2006 annual general meeting at which the Company’s shareholders approved the conversion of the Option Plan from a plan with a fixed maximum to an evergreen plan, shareholders will be asked at the Meeting to renew the Option Plan for a further three years by approving all unallocated options under the Option Plan.

The rules of the TSX require that the resolution approving the unallocated options under the Option Plan be passed by a majority of the votes cast on the resolution at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to the Option Plan. To the knowledge of the Company, as at the date of this Information Circular, a total of 7,517,541 shares held by insiders (representing 10% of the outstanding shares) will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

If the requisite shareholder approval is not obtained, no unallocated options may be granted and any options that are outstanding and that expire or terminate without being exercised will not be available for re-grant. Whether or not the requisite shareholder approval is obtained with respect to unallocated options, any and all options previously granted will remain in effect in accordance with their terms.

Accordingly, the shareholders (with insiders to whom shares may be issued pursuant to the Option Plan abstaining from the vote) will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.

all unallocated options under the Company’s Incentive Stock Option Plan amended and restated as of April 18, 2006 (the “Option Plan”), up to a maximum equal to 10% of the number of common shares outstanding from time to time, be and are hereby approved until May 28, 2012;

2.	the Company have the ability to continue granting options under the Option Plan until May 28, 2012; and

3.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

Details of the Option Plan

As noted above, the Option Plan does not have a fixed maximum number of common shares issuable thereunder, but instead provides for a rolling maximum equal to 10% of the number of common shares outstanding from time to time.

As at April 21, 2009, taking into account outstanding options to purchase a total of 3,095,000 common shares (or approximately 4.1% of the outstanding shares), Corriente has 4,435,239 common shares (or approximately 5.9% of the outstanding shares) available for the grant of options.

The exercise price for an option issued under the Option Plan is determined by the directors at the time of grant but will not be less than the “market price”, which is defined in the Option Plan as the closing market price of Corriente’s common shares on the TSX on the trading day immediately prior to the grant of the option.

The Option Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to options granted under the Option Plan, nor is it the policy of Corriente to provide such assistance outside of the Option Plan.

The maximum number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of Corriente to any one person is that number which is equal to 5% of the issued capital at the time of grant. Options granted under the Option Plan are not assignable or transferable.

No option may be granted for a term longer than 10 years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Option Plan by reason of death, retirement or otherwise. If an optionee dies while employed by the Company, his options may be exercised by his estate until the earlier of their expiry date or one year after the date of his death. If an optionee’s employment is terminated for cause or he is removed from office as a director, his options terminate immediately. If an optionee ceases to be employed by the Company or to be a director of the Company for reasons other than death or termination for cause, his options may be exercised until the earlier of 30 days thereafter, the date fixed by the Board, or their expiry date.

Although the Option Plan does not require vesting provisions, the Board may stipulate such provisions at the time it grants an option under the Option Plan. If a take-over bid is made for the common shares of Corriente, Corriente will so notify each optionee, and will amend the terms of any option outstanding under the Option Plan to provide that any otherwise applicable vesting restrictions are waived, so that the optionee may exercise his or her option and tender to the take-over bid the shares issued on exercise of the option.

Amendments to the Option Plan are subject to approval by the TSX, which may also require shareholder approval. The Option Plan stipulates that any amendment to it that increases the maximum number of shares issuable under the Option Plan will require shareholder approval.

Extension of Terms of Outstanding Stock Options

On July 18, 2008, the Company applied to the TSX for approval of the extension of the term of a total of 360,000 options that were originally granted pursuant to the Option Plan on July 25, 2005 at an exercise price of $2.27 per share for a term of three years and which were slated to expire on July 25, 2008 (the “2005 Options”).

Although these 2005 Options were originally granted for a three-year term, the Company’s practice since 2006 has been to grant options for a five-year term. The Company’s Board of Directors believes that it would be appropriate and in the best interests of the Company to extend the term of each of the 2005 Options by two years so that they will expire on July 25, 2010. The holders of the 2005 Options and the number held by each are as follows:

Name of Optionee	No. of 2005 Options
Kenneth Shannon	100,000
Daniel Carriere	100,000
Darryl Jones	50,000
Leonardo Elizalde	75,000
John Drobe	35,000

250,000 of the 2005 Options are held by insiders (Messrs. Shannon, Carriere and Jones) and 110,000 of the 2005 Options are held by non-insiders (Messrs. Elizalde and Drobe).

In addition, on January 14, 2009, the Company applied to the TSX for approval to the extension of the term of 25,000 options that were originally granted pursuant to the Option Plan to David Unruh, a director of the Company, on January 23, 2006 at an exercise price of $4.50 per share for a term of three years and which were slated to expire on January 23, 2009 (the “2006 Option”). A month after the 2006 Option was granted for a three-year term, the Company began granting five-year options. The Company’s Board of Directors believes that it would be appropriate and in the best interests of the Company also to extend the term of the 2006 Option held by Mr. Unruh by two years so that it will expire on January 23, 2011.

The TSX has accepted the amendments to the 2005 Options and the 2006 Option, subject to approval at the Meeting by holders of a majority of the shares voted on the resolution. The 2005 Options and the 2006 Option will be cancelled if shareholders do not approve their extension at the Meeting. In accordance with the requirements of the TSX, Messrs. Shannon, Carriere, Jones and Unruh and their respective associates (who collectively hold a total of 5,983,841 shares, or approximately 7.9% of the outstanding shares) will not be entitled to vote on that resolution.

Accordingly, the shareholders (with Messrs. Shannon, Carriere, Jones and Unruh and their associates abstaining from the vote) will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that the Company be and it is hereby authorized to extend the term of options to purchase an aggregate of 360,000 common shares previously granted on July 25, 2005 at an exercise price of $2.27 per share for a period of two years from July 25, 2008 to July 25, 2010, and to extend the term of an option to purchase 25,000 common shares previously granted on January 23, 2006 at an exercise price of $4.50 per share for a period of two years from January 23, 2009 to January 23, 2011.”

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Corriente’s compensation program is administered primarily by the Compensation Committee, which reports to the full Board with its recommendations. The Compensation Committee is composed of Richard P. Clark, Anthony F. Holler and David G. Unruh, all of whom are independent directors.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information regarding the significant elements of compensation awarded to, earned by, paid to or payable to the Company’s named executive officers (“Named Executive Officers") for the most recently completed fiscal year, the Company’s executive compensation objectives and processes and other information related thereto. For the purposes of this disclosure, the Company’s Named Executive Officers are Kenneth Shannon, President and Chief Executive Officer; Darryl Jones, Chief Financial Officer; Daniel Carriere, Senior Vice-President; Ian Harris, Senior Vice-President and General Manager, Ecuador Operations; and Warren McLean, Vice-President Finance and Administation, Ecuador Operations.

Goals/Objectives of Compensation Program

The Company’s compensation program for Named Executive Officers comprises salary, performance and retention bonuses and incentive stock options. The Company’s compensation program is designed to attract and retain the most capable executives while motivating these individuals to continue to enhance shareholder value.

The Company’s goals and objectives in determining executive compensation are to:

  attract and retain qualified and experienced executives in today’s competitive marketplace;
  encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects;
  align executive compensation with shareholders’ interests; and
  encourage the retention of key executives for leadership succession.

Elements of Compensation

Salary and Bonus

In setting salaries, the Compensation Committee does not rely solely upon benchmarking, mathematical formulas or hierarchy. Salary levels for Named Executive Officers are based on the respective executives’ qualifications, experience and responsibilities within the Company, and are intended to be competitive with salaries paid to others in comparable positions within the same industry. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies. For annual salary increases, the Compensation Committee considers an executive’s increased level of experience, whether or not the executive’s responsibilities have increased over the past year and current compensation levels and practices within the Canadian mining industry. The Compensation Committee annually reviews key performance indicators such as share price, finance and project advancement. The Company is a development stage mining company and will not be generating revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability and earnings per share, are not considered by the Compensation Committee to be relevant in the evaluation of corporate or executive performance. The salary element of compensation is designed to ensure the Company’s access to skilled employees necessary to achieve its corporate objectives.

The Compensation Committee also considers on an annual basis discretionary cash bonuses to reward extraordinary performance during the preceding fiscal year. In determining whether a bonus will be given, the Compensation Committee considers such factors as the executive’s performance over the past year, the Company’s achievements in the past year and the executive’s role in effecting such achievements. Annual retention bonuses are paid to the Company’s executives resident in Ecuador.

Stock Options

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over the short and long terms, and to align the interests of the Company’s Named Executive Officers with those of its shareholders. Options are awarded to Named Executive Officers by the Board based on the recommendations of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives. The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.

The stock option component of executive compensation acts as an incentive for the Company’s Named Executive Officers to work to enhance the Company’s value over the long term, and to remain with the Company.

See “Business of the Meeting – Renewal of Incentive Stock Option Plan - Details of the Option Plan” for a detailed description of the Company’s share option plan.

The Compensation Committee is of the view that the Company’s compensation structure appropriately takes into account the factors relevant to the resource industry, the Company’s performance within that industry, and the individual contributions to the Company’s performance made by its executive officers.

Performance Graph

The following graph compares the percentage change in Corriente’s cumulative total shareholder return on its common shares over the past five fiscal years with the cumulative total return of the Standard & Poor’s/TSX Composite Index, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

Performance Graph

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2008, the Chief Executive Officer, the Chief Financial Officer, and the Company’s three other most highly compensated executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(2) ($)	Total Compen- sation ($)
				Annual Incentive Plans	Long-Term Incentive Plans
Kenneth R. Shannon Chief Executive Officer	2008	318,000	238,703	Nil	Nil	Nil	556,703
Darryl F. Jones Chief Financial Officer	2008	210,000	238,703	Nil	Nil	Nil	448,703
Daniel A. Carriere Senior Vice-President	2008	270,000	238,703	Nil	Nil	Nil	508,703
Ian Harris(3) Senior Vice-President and General Manager, Ecuador Operations	2008	168,278	142,953	18,141	Nil	97,913(4)	427,285
Warren G. McLean(3) Vice-President Finance and Administration, Ecuador Operations	2008	164,895	91,898	14,673	Nil	87,132(5)	358,598

Notes:

(1)

The options granted in the 2008 financial year were granted pursuant to the Company’s stock option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield and risk free interest rate. The amount presented in the table represents the value of the vested and unvested portion of the options issued during the year. For accounting purposes, the fair value of the award is amortized over the applicable vesting period and recognized as a compensation expense.

(2)

Except as noted, perquisites and other personal benefits and allowances to the Named Executive Officers did not exceed in any instance the lesser of $50,000 and 10% of the executive’s annual salary and bonus for the year.

(3)

All amounts paid to Messrs. Harris and McLean were paid in United States dollars, and have been converted into Canadian dollars for the purpose of this disclosure at the rate of US$1.00 = Cdn$1.0671, being the average rate of exchange for 2008.

(4)	Amounts listed as “other compensation” paid to Mr. Harris include the incremental cost to the Company of a housing allowance ($44,818), a car and driver ($35,589) and a retention bonus ($16,007).

(5)

Amounts listed as “other compensation” paid to Mr. McLean include the incremental cost to the Company of a housing allowance ($44,391), a transportation allowance ($25,610) and a retention bonus ($15,473).

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets forth details of all awards outstanding for the Named Executive Officers at the end of the most recently completed financial year, including awards granted to the Named Executive Officers in prior years.

Outstanding Option-Based Awards

Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options at Year-End(1) ($)
Kenneth R. Shannon	100,000 110,000 110,000 100,000	2.27 4.10 5.25 5.41	July 25, 2010 January 1, 2012 February 6, 2011 January 2, 2013	162,000(2) Nil Nil Nil
Darryl F. Jones	50,000 70,000 70,000 100,000	2.27 4.10 5.25 5.41	July 25, 2010 January 1, 2012 February 6, 2011 January 2, 2013	81,000(2) Nil Nil Nil
Daniel A. Carriere	100,000 110,000 110,000 100,000	2.27 4.10 5.25 5.41	July 25, 2010 January 1, 2012 February 6, 2011 January 2, 2013	162,000(2) Nil Nil Nil
Ian Harris	70,000 40,000 50,000	4.60 4.70 4.90	June 1, 2013 September 29, 2011 July 12, 2012	Nil Nil Nil

Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options at Year-End(1) ($)
Warren G. McLean	45,000 50,000 60,000	4.60 4.90 5.50	June 1, 2013 July 12, 2012 May 22, 2011	Nil Nil Nil

Notes:

(1)	Based on the closing price of $3.89 for the shares of the Company on December 31, 2008 and the exercise prices of the respective options.

(2)

These options were originally slated to expire on July 25, 2008, but were extended to July 25, 2010 by the Company’s Board with the approval of the Toronto Stock Exchange, subject to ratification by disinterested shareholders at the Meeting.

Option-Based Awards – Value Vested During the Year

The following table sets forth details of the aggregate dollar value that would have been realized by the Named Executive Officers in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Incentive Plan Awards – Value Vested During the Year

Name	Option-Based Awards – Value Vested During the Year(1) ($)
Kenneth R. Shannon	20,831
Darryl F. Jones	13,256
Daniel A. Carriere	20,831
Ian Harris	900
Warren G. McLean	Nil

Note:

(1)	Value stated represents the difference between the market price of the Company’s shares on the relevant vesting date and the exercise price.

Narrative Discussion

See “Business of the Meeting – Renewal of Incentive Stock Option Plan - Details of the Option Plan” for a summary of the key terms of the Company’s share option plan. All of the options held by Messrs. Shannon, Jones and Carriere that were granted after February 1, 2006 vest as to 1/16 of the total each quarter after the date of grant, subject to acceleration on a change of control of Corriente or resignation by the optionee. All of the options held by Messrs. Harris and McLean vest as to one-half one year after the date of grant, as to a further one-quarter 18 months after the date of grant, and as to the final quarter two years after the date of grant.

Pension Arrangements

Corriente and its subsidiaries do not have any pension arrangements in place for any of the Named Executive Officers.

Termination and Change of Control Benefits

The Company recognizes the valuable services that the Named Executive Officers provide to the Company and the importance of the continued focus of those executives in the event of a possible change of control. Because a change of control could give rise to the possibility that the employment of an executive officer would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible change of control be alleviated by ensuring that, in the event of a change of control, the Named Executive Officers would have the rights set out below.

Mr. Shannon is employed by Corriente as its Chief Executive Officer under an employment agreement made as of June 1, 2006, as amended, which will terminate on May 31, 2010. If Mr. Shannon’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for “Good Reason”, or by Corriente without cause, he is entitled to be paid an amount equivalent to 24 months’ salary. “Good Reason” is defined in the agreement as a material reduction in the employee’s base salary or benefits or a material diminution in his duties, authority or position, made without his consent. Based on the assumption that the triggering event occurred on December 31, 2008, the estimated incremental payment to Mr. Shannon under the severance provisions of his employment agreement would have been $636,000, and any options held by Mr. Shannon on the date of termination would have been exercisable until the earlier of 30 days following such date, the date fixed by the Board, or expiry of the option term.

Mr. Jones is employed by Corriente as its Chief Financial Officer and Corporate Secretary under an employment agreement made as of June 1, 2006, as amended, which will terminate on May 31, 2010. If Mr. Jones’ employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for “Good Reason”, or by Corriente without cause, he is entitled to be paid an amount equivalent to 24 months’ salary. “Good Reason” is defined in the agreement as a material reduction in the employee’s base salary or benefits or a material diminution in his duties, authority or position, made without his consent. Based on the assumption that the triggering event occurred on December 31, 2008, the estimated incremental payment to Mr. Jones under the severance provisions of his employment agreement would have been $420,000, and any options held by Mr. Jones on the date of termination would have been exercisable until the earlier of 30 days following such date, the date fixed by the Board, or expiry of the option term.

Mr. Carriere is employed by Corriente as its Senior Vice-President under an employment agreement made as of June 1, 2006, as amended, which will terminate on May 31, 2010. If Mr. Carriere’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for “Good Reason”, or by Corriente without cause, he is entitled to be paid an amount equivalent to 24 months’ salary. “Good Reason” is defined in the agreement as a material reduction in the employee’s base salary or benefits or a material diminution in his duties, authority or position, made without his consent. Based on the assumption that the triggering event occurred on December 31, 2008, the estimated incremental payment to Mr. Carriere under the severance provisions of his employment agreement would have been $530,000, and any options held by Mr. Carriere on the date of termination would have been exercisable until the earlier of 30 days following such date, the date fixed by the Board, or expiry of the option term.

Mr. Harris is employed by the Company’s primary operating and wholly-owned Ecuador subsidiary as its Senior Vice-President and General Manager under an employment agreement made as of July 24, 2008. If Mr. Harris’s employment is terminated or his duties are significantly reduced within six months after a change in control of the Company, he is entitled to be paid an amount equivalent to 24 months’ salary. Based on the assumption that the triggering event occurred on December 31, 2008, the estimated incremental payment to Mr. Harris under the severance provisions of his employment agreement would have been US$331,000, and any options held by Mr. Harris on the date of termination would have been exercisable until the earlier of 30 days following such date, the date fixed by the Board, or expiry of the option term.

Mr. McLean is employed by the Company’s primary operating and wholly-owned Ecuador subsidiary as its Vice-President of Administration and Finance under a five-year contract which expires on May 21, 2011. If Mr. McLean’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for “Good Reason”, or by the Company without cause, he is entitled to be paid an amount equivalent to 24 months’ salary. “Good Reason” is defined in the agreement as a material reduction in the employee’s base salary or benefits or a material diminution in his duties, authority or position, made without his consent. Based on the assumption that the triggering event occurred on December 31, 2008, the estimated incremental payment to Mr. McLean under the severance provisions of his employment agreement would have been US$320,000, and any options held by Mr. McLean on the date of termination would have been exercisable until the earlier of 30 days following such date, the date fixed by the Board, or expiry of the option term.

Compensation of Non-Management Directors

Director Compensation Table

The following table sets forth details of all amounts of compensation provided to the directors other than the Named Executive Officers (the “Other Directors”) for the Company’s most recently completed financial year.

Director Compensation Table

Name	Fees Earned ($)	Option-Based Awards(1) ($)	Total Compensation ($)
Richard Clark	27,000	51,054	78,054
Anthony Holler	36,250	51,054	87,304
G. Ross McDonald	36,250	51,054	87,304
Dale Peniuk	42,000	51,054	93,054
David Unruh	40,750	51,054	91,804

Note:

(1)

The options granted in the 2008 financial year were granted pursuant to the Company’s stock option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield and risk free interest rate. The amount presented in the table represents the value of the vested and unvested portion of the options issued during the year. For accounting purposes, the fair value of the award is amortized over the applicable vesting period and recognized as a compensation expense.

Narrative Discussion

The compensation payable to the Other Directors comprises annual retainers and meeting fees for Board and committee work and an annual grant of stock options, as set out in the following table. The Company also reimburses directors for reasonable out-of-pocket expenses incurred in attending meetings.

Compensation Item	Amount
Annual retainer	$20,000
Board meeting fees	$1,500 in person; $750 by teleconference
Audit Committee Chair retainer	$7,500
Compensation Committee Chair retainer	$5,000
Corporate Governance and Nominating Committee Chair retainer	$5,000
Committee meeting fees	$1,000 in person; $750 by teleconference
Stock option grant	Options to purchase 25,000 common shares

Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Option-Based Awards

Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options at Year-End(1) ($)
Richard Clark	25,000 25,000 25,000	3.66 4.60 5.35	June 1, 2012 June 1, 2013 June 1, 2011	5,750 Nil Nil
Anthony Holler	25,000 25,000 25,000	3.66 4.60 5.35	June 1, 2012 June 1, 2013 June 1, 2011	5,750 Nil Nil
G. Ross McDonald	25,000 25,000 25,000	3.66 4.60 5.35	June 1, 2012 June 1, 2013 June 1, 2011	5,750 Nil Nil
Dale Peniuk	25,000 25,000 50,000	3.66 4.60 5.10	June 1, 2012 June 1, 2013 September 13, 2011	5,750 Nil Nil

Option-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options at Year-End(1) ($)
David Unruh	25,000 25,000 25,000 25,000 25,000	3.66 4.50 4.60 5.10 5.35	June 1, 2012 January 23, 2011 June 1, 2013 September 13, 2011 June 1, 2011	5,750 Nil Nil Nil Nil

Note:

(1)	Based on the closing price of $3.89 for the shares of the Company on December 31, 2008 and the exercise prices of the respective options.

The following table sets forth details of the aggregate dollar value that would have been realized by the Other Directors in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Incentive Plan Awards – Value Vested During the Year

Name	Option-Based Awards – Value Vested During the Year(1) ($)
Richard Clark	5,704
Anthony Holler	5,704
G. Ross McDonald	5,704
Dale Peniuk	5,938
David Unruh	5,938

Note:

(1)	Value stated represents the difference between the market price of the Company’s shares on the relevant vesting date and the exercise price.

Narrative Discussion

See “Business of the Meeting – Renewal of Incentive Stock Option Plan - Details of the Option Plan” for a summary of the key terms of the Company’s share option plan. All of the options held by the Other Directors vest as to 1/16 of the total each quarter after the date of grant, subject to acceleration on a change of control of Corriente or resignation by the optionee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out all information required with respect to compensation plans under which equity securities of Corriente are authorized for issuance, as at December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	2,910,000	$4.52	4,620,239
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	2,910,000	$4.52	4,620,239

CORPORATE GOVERNANCE

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners. National Instrument 58-101 of the Canada Securities Administrators – Disclosure of Corporate Governance Practices (“NI 58-101”) requires Corriente to disclose in this Information Circular its system of corporate governance.

Board of Directors

The Board of Directors of Corriente consists of six directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Richard P. Clark, Anthony F. Holler, G. Ross McDonald, Dale C. Peniuk and David G. Unruh is an independent director. The independence of each of these individuals is reviewed and confirmed on an annual basis by the Corporate Governance and Nominating Committee. Ken Shannon is considered not to be independent, on the basis that he is an executive officer of Corriente.

Mr. Holler is the Chairman of the Board, with responsibility for acting as the Board’s chief administrative officer. In that role, he works with management to set the agenda for Board meetings and chairs those meetings, acts as the Board’s spokesperson, and generally assists the Board in the discharge of its responsibilities. The members of the Board believe that their majority on the Board, their sophistication and their knowledge of Corriente’s business, together with the presence of an independent non-executive Chairman, effectively facilitate the functioning of the Board independently of management and provide for open and candid discussion among the independent directors. The independent directors hold meetings without the non-independent director and other members of management in attendance from time to time as they think appropriate.

The attendance record of the directors at meetings of the Board and its committees since January 1, 2008 was as follows:

Type of Meeting
	Board of		Corporate Governance and	Compensation
	Directors	Audit Committee	Nominating Committee	Committee
Richard P. Clark	5 of 9	2 of 5	2 of 2	1 of 1
Anthony F. Holler	9 of 9	N/A	2 of 2	1 of 1
G. Ross McDonald	9 of 9	5 of 5	2 of 2	N/A
Kenneth R. Shannon	9 of 9	N/A	N/A	N/A
David G. Unruh	9 of 9	5 of 5	2 of 2	1 of 1
Dale C. Peniuk	9 of 9	5 of 5	N/A	N/A

Other Directorships

The following directors of Corriente are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

  Richard P. Clark is a director of Red Back Mining Inc., Atacama Minerals Corp., Q2 Gold Resources Inc. and Sanu Resources Ltd.
  Anthony F. Holler is a director of CRH Medical Corporation, Inviro Medical Devices Inc., Q2 Gold Resources Inc. and Response Biomedical Corp.
  G. Ross McDonald is a director of Crescent Resources Corp., Fordland Exploration Inc., Dreamweaver Capital Corp., Q2 Gold Resources Inc. and Miranda Gold Corp.
  Kenneth Shannon is a director of Q2 Gold Resources Inc.
  David G. Unruh is a director of Ontario Power Generation Inc., Pacific Northern Gas Ltd., Q2 Gold Resources Inc. and Union Gas Limited.
  Dale C. Peniuk is a director of Lundin Mining Corporation, Q2 Gold Resources Inc., Quest Capital Corp., Rainy River Resources Ltd. and Reservoir Capital Corp.

Mandates and Position Descriptions

The Board has adopted a written mandate in which it explicitly acknowledges responsibility for its stewardship of Corriente. The text of the Board’s written mandate is attached as Schedule A hereto.

The Board has adopted written mandates for each of the Chairman of the Board and the Chief Executive Officer. The Board has also adopted a written mandate for each of the company’s three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee

Corriente’s Audit Committee is composed of three Board members: Richard P. Clark, Dale C. Peniuk and David G. Unruh, all of whom are independent directors. The disclosure required by Form 52-110F1 relating to the Audit Committee, including a copy of the Audit Committee’s mandate, is included in Corriente’s Annual Information Form dated March 30, 2009 for its fiscal year ended December 31, 2008, which is available on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is composed of four Board members: Richard P. Clark, G. Ross McDonald, Anthony F. Holler and David G. Unruh, all of whom are independent directors. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of Corriente, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of four Board members: Richard P. Clark, Anthony F. Holler, G. Ross McDonald and David G. Unruh, all of whom are independent directors. The Corporate Governance and Nominating Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

The mandate of the Corporate Governance and Nominating Committee also includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Orientation and Continuing Education

Upon joining the Board, a new director is provided access to the Company’s corporate records and holds an interview with the Chairman of the Board and the Chief Executive Officer.

Ethical Business Conduct and Social Responsibility

The Board has adopted a Corporate Creed and a written code of business conduct, which is applicable equally to all directors, officers, employees, consultants and suppliers of Corriente and its subsidiaries. A copy of the Code of Conduct, including the Corporate Creed, is available on Corriente’s website at www.corriente.com or on request as indicated under “Additional Information” elsewhere in this Information Circular.

Corriente regards maintaining a culture of ethical business conduct and social and environmental responsibility as critically important. Management consistently strives to instil Corriente’s Corporate Creed principles into the practices and actions of Corriente’s management and staff. The Board monitors compliance with the Code of Conduct by requiring management, supervisors and business unit leaders to assume responsibility for the conduct of those who report to them. This means ensuring that the code is clearly communicated, leading by example, establishing and maintaining controls designed to prevent or detect breaches, appropriately investigating situations which may indicate a breach and dealing appropriately with known breaches. All known or suspected breaches of the Code of Conduct are required to be reported to a supervisor, general manager, the Chief Executive Officer, or the Chief Financial Officer. All known or suspected instances of fraud are required to be reported to the Audit Committee, which will report all complaints and allegations to the Board of Directors for investigation.

The Code of Conduct calls on all directors, officers and employees of Corriente and its subsidiaries to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest. A director or officer who has a material interest in any transaction or agreement that comes before the Board for decision is required to disclose his or her interest to the Board members and to abstain from any vote taken on the matter.

Corriente has in place a whistlerblower hotline which, together with the Company’s Whistleblower Policy, is intended to encourage and enable employees to raise serious concerns within the Company rather than overlooking a problem or seeking a resolution of the problem outside the Company. The Policy is also intended as a clear statement that if any wrongdoing by the Company or any of its employees, contractors or suppliers is identified and reported to the Company, it will be investigated and remedied thoroughly and expeditiously.

Corriente’s social responsibility objectives are embodied in Corriente’s Corporate Creed and Health, Safety, Environment and Community Policy, which is attached as Schedule B hereto.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Corriente, proposed nominee for election as a director of Corriente or any associate or affiliate of any such informed person or proposed nominee has been involved in any transaction entered into since January 1, 2008 or now proposed to be entered into which has materially affected or would materially affect Corriente or any of its subsidiaries.

INTERESTS OF EXPERTS

The auditors of Corriente are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of Corriente in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia, Canada.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.

ADDITIONAL INFORMATION

Corriente’s common shares are listed and posted for trading on the TSX under the symbol CTQ, on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ, and on the NYSE Amex under the symbol ETQ.

Additional information relating to Corriente, including copies of Corriente’s financial statements for the fiscal year ended December 31, 2008 together with the report of the auditors thereon, management’s discussion and analysis of Corriente’s financial condition and results of operations for 2008, Corriente’s current Annual Information Form, and this Information Circular are available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov or on request from the Chief Financial Officer and Corporate Secretary of Corriente at Suite 520 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Financial information is provided in Corriente’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

APPROVAL

The contents of this Information Circular and the sending thereof to the Corriente Shareholders have been approved by the directors of Corriente.

DATED at Vancouver, British Columbia as of this 21st day of April, 2009.

BY ORDER OF THE BOARD

/S/ Darryl F. Jones
Darryl F. Jones
Corporate Secretary

SCHEDULE “A”

Board Mandate

Purpose of the Board of Directors

     The Company’s Board of Directors (the “Board”) is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of the Company and to act in the best interests of the Company. The Board will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, and Corporate Governance Committee. The Board shall meet regularly to review the business operations and corporate governance and financial results of the Company. Meetings of the Board shall include regular meetings with management to discuss specific aspects of the operations of the Company.

1.	Composition of Board of Directors

	1.1.	The Board shall:

		1.1.1.	before each annual general meeting, receive from the Corporate Governance Committee the recommendation of candidates for the election of directors for the ensuing year and recommend nominees to the shareholders for election as directors for the ensuing year;

		1.1.2.	receive from the Corporate Governance Committee the recommendation of, and approve candidates to fill vacancies on the Board between annual general meetings;

		1.1.3.	appoint a Corporate Governance Committee, an Audit Committee and a Compensation Committee, and appoint the Chairman of each committee;

		1.1.4.	establish the mandate, duties and responsibilities of each committee of the Board;

		1.1.5.	elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;

		1.1.6.	appoint the Chief Executive Officer of the Company, who shall be a member of the Board, and establish the duties and responsibilities of the Chief Executive Officer; and

		1.1.7.	on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company.

	1.2.	A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.

	1.3.	The Board shall meet not less than six times during each year and will endeavour to hold a minimum of one meeting in each quarter. The Board will also meet at any other time at the call of the Chairman of the Board or subject to the Memorandum and Articles of the Company, the Chief Executive Officer, any director or the Corporate Secretary.

2.	Stewardship Responsibility

	2.1.	Subject to the Memorandum and Articles of Corriente (the “Company”) and applicable law, the Board has a stewardship responsibility to:

		2.1.1.	supervise the management of and to oversee the conduct of the business of the Company;

		2.1.2.	provide leadership and direction to management;

		2.1.3.	evaluate management;

		2.1.4.	set policies appropriate for the effective conduct of business of the Company;

		2.1.5.	approve corporate strategies and goals; and

		2.1.6.	nominate directors.

2.2.

The day to day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management and the Chief Executive Officer will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

3.	Specific Responsibilities

	3.1.	The Board has the following specific duties and responsibilities:

3.1.1.

approve, supervise and provide guidance on the strategic planning process. The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board. The Board will provide guidance to the Chief Executive Officer and senior management team on the Company’s ongoing strategic plan. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

		3.1.2.	identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage and mitigate these risks;

3.1.3.

use reasonable steps to ensure the Company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Company’s business leader. The Board will assess, on an ongoing basis, the Chief Executive Officer’s performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to train, develop and assess the performance of senior management;

		3.1.4.	keep in place adequate and effective succession plans for the Chief Executive Officer and senior management;

		3.1.5.	place limits on management’s authority;

		3.1.6.	oversee the integrity of the Company’s internal control and management information systems;

3.1.7.

oversee the Company’s communications policy. The Board will monitor the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally;

		3.1.8.	require that the Board be kept informed of the Company’s activities and performance and take appropriate action to correct inadequate performance;

3.1.9.	approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

3.1.10.	approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

3.1.11.

provide for the independent functioning of the Board. The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

3.1.11.1.

the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management, including meeting at least annually in executive session without the presence of non-independent directors and management, and;

	3.1.11.2.	the engagement of outside advisors by directors at the Company’s expense subject to the approval of the Corporate Governance Committee.

3.1.12.

adopt a formal code of business ethics that governs the behaviour of its directors, officers and employees. The Board must monitor compliance with the code of conduct and are responsible for granting any waivers.

Limitation

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

B-1

SCHEDULE “B”

Corporate Creed and Health, Safety, Environmental and Community Policy

CORPORATE CREED

Through mining, help to provide a sustainable future in communities where we work

Contribute to the care and preservation of the environment

Set high ethical standards as daily business practice

Respect and be considerate of all others

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY POLICY

Through the development of natural resources Corriente Resources Inc. contributes to an enhanced standard of living for people and improved health and safety in the communities we operate. We are also committed to responsible environmental stewardship.

To ensure we reach these objectives Corriente will:

  Minimize risks to environment, health and safety and ensure compliance with government and World Bank requirements.
  Develop, implement and maintain systems for environmental, health and safety standards. Ensure that both employees and contractors follow these systems.
  Promote accountability for environmental performance at all levels in the organization and partner with stakeholders to establish reasonable and equitable environmental goals based on sound science.
  Train and equip all employees, consistent with their responsibilities, to have the skills and facilities to maintain a healthy and injury-free workplace.
  Value and respect local cultural heritage.
  Build relationships based on honesty, openness and mutual trust.
  Support local communities and their development by giving preference to local people for jobs and seeking a supply of goods and services from within the community.